Exhibit 99.115

1st Quarter 2021
Amended Management’s Discussion and Analysis For the Three Months Ended December 31, 2020	Quipt Home Medical Corp. (formerly, Protech Home Medical Corp.)

Notice to Reader

As described in Note 19, the Company identified certain errors and adjustments, as set out below:

Recognition and measurement of assets, liabilities, and consideration relating to a business acquisition, that was previously reported in the previously filed condensed consolidated interim financial statements as at and for the three months ended December 31, 2020 have been adjusted.

For comparative purposes, the consolidated statements of financial position as at September 30, 2020, and the statements of income (loss) and comprehensive income (loss) and statement of cash flows for the three months ended December 31, 2019, that were included in the previously filed condensed consolidated interim financial statements as at and for the period ended December 31, 2020, have been adjusted for the following:

●	Change in accounting policy resulting from the change in presentation currency to the US dollar.
●	Recognition and measurement of assets, liabilities, and consideration relating to business acquisitions, that were previously reported in the comparative period.

Accordingly, the previously filed condensed consolidated interim financial statements as at and for the three months ended December 31, 2020 have been withdrawn and are refiled dated May 13, 2021.

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Quipt Home Medical Corp., formerly Protech Home Medical Corp., and its subsidiaries (“Quipt” or the “Company”), prepared as of May 13, 2021 and should be read in conjunction with the consolidated financial statements for the three months ended December 31, 2020, including the notes therein. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise specified, all financial data is presented in US dollars. The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp. and/or the management and employees of the Company.

Additional information relevant to the Company is available for review on SEDAR at www.sedar.com.

Table of Contents

Page 1	Caution Regarding Forward-Looking Statements
Page 2	Selected Annual Information
Page 3	About Our Business and Operating Results
Page 5	Financial Position
Page 8	Accounting and Disclosure Matters
Page 10	Financial Instruments and Risk Management
Page 11	Risk Factors

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and assumes no obligation to update them.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A PRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS MD&A AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, THE COMPANY DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LEGISLATION

Page | 1

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

FIRST QUARTER 2021 HIGHLIGHTS

-	Increased revenues for the three months ended December 31, 2020 to $22.8 million, or 37%, from the prior year period

-	Completed an acquisition during the three months ended December 31, 2020 and a second subsequent to quarter end

-	Increased the number of equipment set-ups to 76,691 for the three months ended December 31, 2020 from 62,999 in the prior year period, an increase of 22%

-	Increased the number of respiratory resupply set-ups to 34,996 for the three months ended December 31, 2020 from 13,439 in the prior year period, an increase of 160%

-	Generated Adjusted EBITDA of $5.1 million, a 313% increase from the prior year.

SELECTED QUARTERLY INFORMATION

	As of or for the three months ended
	December 31, 2020	December 31, 2019
Unique patients	51,836	39,070
Number of equipment set-ups or deliveries	76,691	62,999
Respiratory resupply set-ups or deliveries	34,996	13,439
Revenue	$22,755	$16,565
Inventory sold	$6,071	$4,595
Adjusted EBITDA (1)	$5,126	$1,240
Adjusted EBITDA %	22.5%	7.5%
Cash	$23,593	$6,336

(1)	Refer to page three for definition of Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”)

The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp. and/or the management and employees of the Company.

Reporting entity

The Company changed its name from Protech Home Medical Corp. to Quipt Home Medical Corp. on May 13, 2021.The Company’s shares are traded on the TSX Venture Exchange under the symbol QIPT. The stock is also traded on the OTCQX Best Market in the United States under the symbol PTQQF. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. The change in name and share consolidation were completed in anticipation of the Company’s application to list its common shares on the NASDAQ Capital Market (“NASDAQ”). Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

Change in Presentation Currency

Effective October 1, 2020, the Company changed its presentation currency to US dollars from Canadian dollars. Since the Company operates in the United States and its functional currency is US dollars, the Company believes that the change in presentation currency will provide stakeholders with a better reflection of the Company's business activities and enhance the comparability of the Company's financial information. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates.

The consolidated statements of operations and comprehensive income (loss) and the consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive loss. Asset and liability amounts previously reported in Canadian dollars have been translated into US dollars as at October 1, 2019 and September 30, 2020, using the period end exchange rates of 1.3242 C$/US$ and 1.3339 C$/US$, respectively. The statements of income (loss) and comprehensive income (loss) and statement of cash flows have been translated at an exchange rate of 1.3199 C$/US$ three months ended December 31, 2019.

Page | 2

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

ABOUT OUR BUSINESS

Quipt business objective

The explosive growth in the number of elderly patients in the US healthcare market is creating pressure to provide more efficient delivery systems. Healthcare providers, such as hospitals, physicians, and pharmacies, are seeking partners that can offer a range of products and services that improve outcomes, reduce hospital readmissions, and help control costs. Quipt fills this need by delivering a growing number of specialized products and services to achieve these goals. Quipt seeks to provide an ever-expanding line of products and services over larger geographic regions within the United States using several growth strategies.

Future Outlook

Quipt expects to generate net profit and positive adjusted EBITDA, excluding IFRS treatment of non-cash items. Our top priority continues to be the generation of operational net profit, positive cash flow, and growth in EBITDA in fiscal year 2021 and beyond. As we continue to expand in our existing markets, we plan to leverage our business platforms to enter new markets. As we continue to grow and achieve scale, the increasing cash generated from operations will be used to market our service and to gain market share. Our continued integration and rationalization, as well as our acquisitions, have given us a focus and path towards profitability at each business unit.

Going forward, we seek to find ways to continue to grow our customer base and penetrate these markets, while continuing to streamline our operational platform and generate positive cash flow and operational profits. We will continue to improve on operational efficiencies and call center management as they are key execution points in order to maintain our healthy gross margin while growing revenues via the cross selling of services to existing and acquired patients.

OPERATING RESULTS

Accounting policies and estimates

The consolidated financial statements for the quarter ended December 31, 2020 are prepared under International Financial Reporting Standards (“IFRS”) issued by the governing body of the International Accounting Standards Board (“IASB”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses for the period of consolidated financial statements.

IFRS accounting treatment

Management does not rely upon non-cash IFRS accounting treatment of certain items such as impairment of goodwill and intangible assets, changes in the fair value of financial derivatives, stock-based compensation and amortization of intangible assets when planning, monitoring, and evaluating the Company’ s performance or in making financial decisions.

Non-IFRS measures

Throughout this MD&A, references are made to several measures which are believed to be meaningful in the assessment of the Company’ s performance. These metrics are non-standard measures under IFRS and may not be identical to similarly to it led measures reported by other companies. Also, in the future, we may disclose different non- IFRS financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results as determined in accordance with IFRS. The primary purpose of these non-IFRS measures is to provide supplemental information that may prove useful to investors who wish to consider the impact of certain non-cash or uncontrollable items on the Company’s operating performance.

EBITDA and Adjusted EBITDA

In calculating EBITDA and adjusted EBITDA, certain items (mostly non-cash) are excluded from net income (loss), including interest, income taxes, depreciation, amortization, change in fair value of derivative financial liabilities, and stock-based compensation. Set forth below are descriptions of the financial items that have been excluded from net income or loss to calculate EBITDA and Adjusted EBITDA and the material limitations associated with using these non-IFRS financial measures as compared to net income or loss.

-	Depreciation and amortization expense may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations and amortization of intangibles valued in acquisitions. However, we do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating costs.

Page | 3

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

-	The amount of interest expense we incur or interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of interest expense to be a representative component of the day-to-day operating performance of our business.

-	The change in fair value of derivative financial liabilities is the change in value of the debenture, warrants, and purchase price payable in common shares, and these changes are non-cash.

-	Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes and may reduce the amount of funds otherwise available for use. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.

-	Stock-based compensation may be useful for investors to consider because it is an estimate of the non-cash component of compensation received by the Company’s directors, officers, employees, and consultants. However, stock-based compensation is being excluded from the Company’s operating expenses because the decisions which gave rise to these expenses were not made to increase revenue in a particular period but were made for the Company’s long-term benefit over multiple periods. While strategic decisions, such as those to issue stock-based awards are made to further the Company’s long-term strategic objectives and impact the Company’s earnings under IFRS, these items affect multiple periods and management is not able to change or affect these items within any period.

Management uses both IFRS and non-IFRS measures when planning, monitoring, and evaluating the Company’s performance.

The following table of adjusted EBITDA shows the Company’s IFRS measures reconciled to EBITDA (non-IFRS measure) for the indicated periods. The table of net income (loss) is also measured based on IFRS. The tables are shown net of discontinued operations.

	Three months ended December 30, 2020	Three months ended December 31, 2019
Net income (loss) from continuing operations	$1,366	$(3,778)
Add back:
Depreciation and amortization	3,681	3,568
Interest expense, net	486	457
Change in foreign currency transactions	2	408
Change in fair values of derivative financial liabilities	983	553
Recovery of income taxes	(1,407)	-
EBITDA	$5,111	$1,208
Stock-based compensation	15	32
Adjusted EBITDA	$5,126	$1,240

	Three months ended December 31, 2020	Three months ended December 31, 2019
Revenue	$22,755	$16,565
Inventory sold	6,071	4,595
Operating expenses	11,529	10,897
Depreciation	3,366	3,373
Amortization of intangible assets	315	195
Stock-based compensation	15	32
Acquisition-related costs	56	-
Gain on disposal of property and equipment	(27)	(60)
Other expense (income)	-	(107)
Interest expense, net	486	457
Loss on foreign currency transactions	2	408
Change in fair values of derivative financial liabilities	983	553
Recovery of income taxes	(1,407)	-
Net income (loss)	$1,366	$(3,778)
(Loss) income per share
Basic earnings per share	$0.05	$(0.22)
Diluted earnings per share	$0.04	$(0.22)

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

Revenue

For the three months ended December 31, 2020, revenue totaled $22,755,000 an increase of $6,190,000 or 37%, compared to $16,565,000 for the three months ended December 31, 2019. The increase in revenues is primarily due to the acquisitions during the period December 1, 2019 through December 31, 2020 and 11% organic growth.

Inventory sold

For the three months ended December 31, 2020, inventory sold totaled $6,071,000 versus $4,595,000 for the three months ended December 31, 2019. The increase was primarily due to and commensurate with the growth in revenues.

Operating expenses

For the three months ended December 31, 2020, operating expenses were $11,529,000, an increase of $632,000 from $10,897,000 for the three months ended December 31, 2019. The increase was primarily due to the acquisitions during the period December 1, 2019 through December 31, 2020.

Depreciation expense

Depreciation expense decreased by $7,000 to $3,366,000 for the three months ended December 31, 2020. This was primarily due to the decline in gross rental equipment, as the Company gets more efficient in the deployment of its assets.

Interest expense

Total interest expense for the three months ended December 31, 2020 increased slightly to $486,000 in the three months ended December 31, 2020 from $457,000 for the three months ended December 31, 2019.

Change in fair value of derivative financial liabilities

The Company has three financial liabilities that are recorded at fair value through profit or loss. The debenture issued during 2019 is valued at fair value using the current trading price. The change in fair value for the debenture was a loss of $635,000 for the three months ended December 31, 2020 as compared to $553,000 for the three months ended December 31, 2019. Warrants issued with the June 2020 bought deal are valued using the Black-Scholes pricing model, which resulted in a loss of $348,000 for the three months ended December 31, 2020. The Company’s acquisition in October 2020, had a portion of the purchase price payable in shares at a later date. The acquisition consideration was recorded at the closing price on the date of the acquisition and was recorded as a liability. Prior to the issuance of the shares, the Company recorded the liability at the closing price at period end, which resulted in a loss of $108,000 for the three months ended December 31, 2020.

FINANCIAL POSITION

	As at	As at
	December 31, 2020	September 30, 2020
Cash	$23,593	$29,227
Accounts receivable, inventory and prepaid assets	17,639	16,056
Property and equipment	17,797	16,667
Other assets	19,245	10,115
Total assets	$78,274	$72,065
Accounts payable and other current liabilities	$23,494	$24,385
Long term debt and other long-term liabilities	21,494	19,445
Total Liabilities	44,988	43,830
Shareholders’ equity	33,286	28,235
Total liabilities and shareholders’ equity	$78,274	$72,065

Liquidity

Management considers liquid assets to consist of cash and its line of credit availability. As of December 31, 2020, the Company had cash on hand of $23,593,000 and line of credit availability of $13,770,000. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due by continuously monitoring actual and budgeted cash flows and monitoring financial market conditions for signs of weakness.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

As of December 31, 2020, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $27,117,000 liabilities that are due within one year but has $41,232,000 of current assets to meet those obligations.

Capital management

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, and accumulated other comprehensive income and deficit, which totaled $33,286,000 at December 31, 2020, along with long-term debt, which totaled $21,494,000 at December 31, 2020.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital, convertible debentures raised by way of private placements, and debt instruments.

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for a total of 27,678,826 units. Each unit issued was issued at a price of $1.15 for total gross proceeds of $31,831,000 and consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). The fair value of the Warrants is recorded as a liability and valued using the Black-Scholes pricing model. Upon exercise, the warrant liability will be derecognized and transferred to equity.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid, and highly rated financial instruments, such as cash and short-term guarantee deposits, held with major Canadian and US financial institutions.

The Company had the following equity instruments outstanding at December 31, 2020 and September 30, 2020:

	As at December 31, 2020 (000’s)	As at September 30, 2020 (000’s)
Common shares	28,217	28,069
Warrants	13,724	13,839
Options	10,534	10,506
Compensation options	104	519

Financing

Historically and currently, the Company has financed its operations primarily from cash flow from operations, equipment loans, debentures, leases, equity financing, and through the issuance of shares to acquire businesses.

Debentures

On March 7, 2019, the Company issued $15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024. The debentures are convertible into common shares at $1.30/share. After three years, the Company could force conversion of the outstanding principal if the daily volume weighted average price of the common shares exceeds $1.62/share for twenty consecutive trading days. In connection with the new debt issued, the Company issued broker warrants to purchase 519,231 common shares. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.30 until March 7, 2024.

Page | 6

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

Equipment Loans

The Company is offered financing arrangements from their suppliers and their suppliers designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. In other cases, the supplier receives the full invoice price and Company pays a stated interest rate to the financial institution, ranging from 5.6% to 8.0%, with the terms of the financing ranging from 12 to 48 months. Future payments on these liabilities are as follows:

Less than one year	$4,290
Between 1 and 5 years	282
Total	$4,572

Lease Liabilities

The Company enters in lease for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 1.7% to 10.4%. Future payments on these liabilities are as follows:

Less than 1 year	$2,528
Between 1 and 5 years	4,345
More than five years	-
Total	6,873
Less: finance charges	(807)
Lease liabilities	6,066
Current portion of lease liabilities	(2,362)
Long-term portion of lease liabilities	$3,704

Revolving Credit Facility

In September 2020, the Company entered a $20,000,000 asset-based revolving credit facility with a US bank. The facility matures in September 2024 and bears interest at floating rate of LIBOR plus 2.0% to 2.5%, with a LIBOR floor of 0.5% and has an unused fee of 0.3%. The facility is subject to a borrowing base based on a percentage of eligible accounts receivable and customer rental contracts, which totaled $13,770,000 as of December 31, 2020.

Contingencies

The Company has been in litigation with Lightwater Long Short Fund (“Lightwater”) for the years ended September 30, 2020 and 2019. The litigation is due to Lightwater claiming damages for matters related to subscription agreements in a prior private placement. Management and legal believe that this lawsuit is without merit and is unpredictable. It is uncertain currently to determine the outcome of this lawsuit or our potential liability, if any.

A second matter has reached a settlement in principle during the year ended September 30, 2020 of $475,000, but has not been formally finalized, and is recorded in accrued liabilities on the balance sheet.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Quarterly operating results from continuing operations

	Quarter ended Dec. 31, 2020	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30,2020	Quarter ended Mar. 31, 2020
Revenue	$22,755	$18,822	$18,624	$17,942
Net income (loss) from continuing operations	1,366	(1,963)	(2,646)	1,158
Net income (loss) per share – continuing operations	0.05	(0.02)	(0.03)	0.01
Total assets	$78,274	$72,065	$71,302	$45,641

	Quarter ended Dec. 31, 2019	Quarter ended Sep. 30, 2019	Quarter ended Jun. 30,2019	Quarter ended Mar. 31, 2019
Revenue	$16,565	$14,701	$15,073	$15,671
Net income (loss) from continuing operations	(3,778)	3,322	(9,392)	(445)
Net income (loss) per share – continuing operations	(0.22)	0.04	(0.11)	(0.01)
Total assets	$49,105	$41,628	$38,674	$52,475

Results of operations for the healthcare services market in which the Company operates show little seasonality from quarter to quarter. The increase in revenues from the past year is primarily due to the Company’s acquisitions during the year ended September 30, 2020 and the three months ended December 31, 2020.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

Related party transactions

The Company has six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $52,000 per month, plus taxes, utilities, and maintenance.

Expense for Board of Directors’ fees was $45,000 and $43,000 or the three months ended December 31, 2020 and 2019, respectively. Stock based compensation for the Board of Directors’ was $4,000 for the three months ended December 31, 2020.

Key management personnel also participate in the Company’s share option program (see Note 8). The Company paid or accrued compensation to key management personnel the following:

	Three months ended December 31, 2020	Three months ended December 31, 2019
Salaries and Benefits	$227	$196
Stock-based compensation (Note 13)	-	-
Total	$227	$196

Off balance sheet arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its results of operations or financial condition.

ACCOUNTING AND DISCLOSURE MATTERS

Financial reporting controls

The Company is not required to certify the design and evaluation of its disclosure controls and procedures and internal controls over financial reporting and has not completed such an evaluation.

There were no substantive changes in the Company’ s disclosure controls and procedures and internal controls over financial reporting during the period ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’ s disclosure controls and procedures and internal controls over financial reporting.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions concerning the future. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisition, and calculation of deferred taxes.

Revenue recognition

Revenues are billed to and collections are received from both third-party insurers and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payer. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting as required.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of allowances and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains an allowance for doubtful accounts. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated balance sheets. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that the estimates could change, which could have a material impact on the operations and cash flows. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Significant accounting judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Functional currency

The consolidated financial statements of the Company are presented in US dollars, which is the Company’s functional currency. Determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instrument risk exposure

The Company’ s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’ s ability to continue as a going concern. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Company’s operating units. The Company’ s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivables are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains an allowance for bad debts based upon any specific payor collection issues that are identified and historical experience.

The Company recorded bad debt expense of $2,079,000 and $2,704,000 for the three months ended December 31, 2020 and 2019, respectively. As of December 31, 2020, no one customer represented more than 10% of outstanding accounts receivable. The Company does have more than 9% of receivables through Medicare. As this is a Federal program there is very little credit risk associated with these balances.

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations denominated in foreign currencies. All of the Company’s sales and inventory sold and most all of the Company’s operating expenses are in US dollars. The Company’s debentures, derivative warrant liability, purchase price payables in shares, and common shares are denominated in Canadian dollars. Cash is maintained in both US dollars. Consequently, the Company is exposed to foreign exchange fluctuations.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash in US dollars. The Company monitors foreign currency exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

Based on the above net exposure at the three months ended December 31, 2020, depreciation, or appreciation of the US dollar against the Canadian dollar could result in a significant effect on net loss. The Company has not employed any currency hedging programs.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due, under both normal conditions, by continuously monitoring actual and budgeted cash flows.

As of December 31, 2020, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $23,494,000 of liabilities that are due within one year. The Company has $41,232,000 of current assets to meet those obligations.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with US and Canadian financial institutions. The Company considers this risk to be immaterial. The interest on the Company’s debt is not subject to cash flow interest rate risk as these instruments bear interest at fixed rates. The Company’s revolving line of credit has a floating rate, but the Company does not borrow significant amounts on this line.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

RISK FACTORS

While it is impossible to identify all such risk factors, factors that could cause actual results to differ materially from those estimated by us include:

Market Price of the Company Shares

The Company Shares are listed and posted for trading on the TSX Venture Exchange. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company Shares is also likely to be significantly affected by short-term changes in cost of goods, or in financial condition or results of operations. Other factors unrelated to the performance of the Company that may have an effect on the price of the Company Shares include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company Shares that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution

The Company will require additional funds in respect of the further development of the company through acquisition. If the Company raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Future Sales of Shares by Existing Shareholders

Sales of the Company Shares in the public markets, or the potential for such sales, could decrease the trading price of the Company Shares and could impair The Company’s ability to raise capital through future sales of the Company Shares. The Company may from time to time have previously issued securities at an effective price per share which will be lower than the market price of the Company Shares. Accordingly, certain shareholders of The Company may have an investment profit in the Company Shares that they may seek to liquidate.

Limited History of Operations

The Company has a limited history of operations. There can be no assurance that the business of the Company will be successful and generate, or maintain, any profit.

Reimbursement Rates May Decline / Competitive Bid

Reimbursement for services to be provided by the Company come primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of the Company. Reimbursement rates for much of the US health care market have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by the Company.

Specifically, the Centers for Medicare & Medicaid Services (“CMS”) oversees a competitive bidding program covering durable medical equipment (“DME”), the process in which a Medicare supplier provides DME products to Medicare beneficiaries. It is possible that the Company may not be selected in some or all the Competitive Bidding Area (“CBA”) and/or product categories if and when the next competitive bidding process occurs. Non-selection for CBA and/or product category may result in loss of revenue and referral sources.

Reductions in reimbursement rates can have a material impact on the profitability of the Company’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in reduced profitability. The Company’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

Dependence Upon Relationships with Key Suppliers

There are few manufacturers of equipment for certain of the Company’s products. This presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. If the Company fails to achieve certain volume of sales, prices of inventory may increase. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect the Company’s ability to achieve revenue targets. Inadequate supply could impair the Company’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for the Company.

Reliance Upon Few Payors

The Company will earn revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the US government being the largest entity making payments. If the Medicare program were to slow payments of receivables for any reason, the Company would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for the Company.

Government Regulation

Some operations of the Company will require certain licenses and permits from the authorities in the United States. The ability of the Company and its subsidiaries to obtain, sustain, or renew any such licenses and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. The ability of the Company to collect certain revenues in the future will depend on the Company receiving approval of an independent diagnostic testing facility and entering into an agreement with Medicare. There is no guarantee that the Company will meet these conditions. The Company will be subject to regulation from United States federal and state authorities. Regulatory action could disrupt its ability to provide services. Such regulatory action could come in the form of actions against manufacturers, unrelated to the Company’s conduct, or actions based upon the Company’s operation. Regulatory action could prevent or delay reimbursement for certain services.

There could also be legislative action that could adversely affect the Company’s business model, including, without limitation: a decision by the United States government to become the exclusive provider of health care services at some time in the future; changes in United States federal or state laws, rules, and regulations, including those governing the corporate practice of medicine, and fee splitting; and changes in the United States Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations. Conversely, budgetary problems in the United States could lead to reduced funding, substantial modification, or elimination of Medicare programs, which would end reimbursement for many patients. There can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the business of the Company. Amendments to current laws and regulations could have a substantial adverse impact on the Company.

Highly Competitive Market

The Company will participate in a highly competitive market, which may become more competitive as new players enter. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. The Company may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be expected to borrow money or raise debt to purchase equipment more easily than the Company.

Foreign Subsidiaries

The Company plans to conduct all its operations through respective United States subsidiaries. Therefore, to the extent of these holdings, the Company (directly and indirectly) will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

Attraction and Retention of Key Personnel Including Directors

The Company will have a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of The Company. The Company may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of The Company depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue employment with The Company or that replacement personnel with comparable skills can be found. The Company will be dependent on the services of key executives, including the directors of The Company and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of The Company, the loss of these persons or The Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Dividends

The Company currently intends to retain future earnings to finance the operation, development, and expansion of its business. The Company does not anticipate paying cash dividends on the Company Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Company Board and will depend on the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Company Board may consider relevant. Accordingly, investors will only see a return on their investment if the value of the Company Shares appreciates.

Discretion in the Use of Available Funds

Management will have broad discretion concerning the use of the available funds of the Company as well as the timing of their expenditures. As a result, shareholders and investors will be relying on the judgment of management of the Company on completion of the Arrangement for the application of the available funds of the Company (see “Available Funds and Principal Purposes” above). Management may use the available funds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the available funds are uncertain. If the available funds are not applied effectively, the Company’s results of operations may suffer.

Potential Conflicts of Interest

Some of the directors and officers of the Company are engaged and will continue to be engaged as directors and officers of other companies in the search for additional business opportunities on behalf of such other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures.

Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the Business Corporations Act (British Columbia) which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with The Company to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the Business Corporations Act (British Columbia). Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

Insurance and Uninsured Risks

The Company’s business will continue to be subject to several risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of the Company, or the properties of others, monetary losses, and possible legal liability. The Company may be subject to product liability and medical malpractice claims, which may adversely affect its operations. The Company’s industry is highly regulated, and the Company may be subject to regulatory scrutiny for violations of regulations and laws. The Company could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

Additional Capital

The development and the business (including acquisitions) of the Company may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of its business plans. As the Company will likely be unable to obtain traditional debt financing until it has a profitable and longer operating history, the initial primary source of funding available to the Company will consist of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

Loss of Foreign Private Issuer Status

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is currently exempt from certain of the provisions of the U.S. federal securities laws. For example, an issuer with total assets in excess of US$10 million and whose outstanding equity securities are held by 2,000 or more persons, or 500 or more persons who are not “accredited investors”, must register such securities as a class under the Exchange Act. However, as a foreign private issuer subject to Canadian continuous disclosure requirements, the Company may claim the exemption from registration under the Exchange Act provided by Rule threeg3-2(b) thereunder, even if these thresholds are exceeded. To be considered a foreign private issuer, The Company must satisfy a United States shareholder test (not more than 50% of the voting securities of a company must be held by residents of the United States) if any of the following disqualifying conditions apply: (i) the majority of the Company’s executive officers or directors are United States citizens or residents; (ii) more than 50 percent of The Company’s assets are located in the United States; or (iii) The Company’s business is administered principally in the United States. Based on information available as at the date hereof, approximately 26.7% of the Company’s outstanding voting securities are anticipated to be directly or indirectly held of record by residents of the United States. If the Company loses its status as a foreign private issuer, these regulations could apply and it could also be required to commence reporting on forms required of U.S. domestic companies, such as Forms 10-K, 10-Q and 8-K. It could also become subject to U.S. proxy rules, and certain holders of its equity securities could become subject to the insider reporting and “short swing” profit rules under Section 16 of the Exchange Act. In addition, any securities issued by the Company if it loses foreign private issuer status would become subject to certain rules and restrictions under the Securities Act of 1933, as amended, even if they are issued or resold outside the United States. Compliance with the additional disclosure, compliance and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements.

United States Operations and Exchange Rate Fluctuations

All the Company’s revenue generating operations will occur in the United States. The Company will be subject to several risks associated with its operations that may increase liability and costs and require significant management attention. These risks include:

•	compliance with laws of the United States that will apply to the Company’s United States operations, including lawful access, privacy laws and anti-corruption laws

•	instability in economic or political conditions, including inflation, recession, and political uncertainty

•	potential adverse tax consequences; and

•	litigation in United States courts.

In addition, the Company will be exposed to foreign exchange risk as a result of all of its revenue-generating operations taking place in the United States and thus, revenues and expenses being earned and paid in US dollars while having a significant amount of debt denominated in Canadian dollars. If the Canadian dollar appreciates relative to the US dollar, the Company’s Canadian dollar liabilities decrease when translated to US dollars for financial reporting purposes. Conversely, if the Canadian dollar depreciates relative to the US dollar, the Company’s Canadian dollar liabilities will increase when translated to US dollars for financial reporting purposes.

The Company expects to continue to maintain cash balances in both United States and Canadian dollars, but management anticipates that it will not purchase any securities or financial instruments to speculate on or hedge against a rise or fall in the value of the United States dollar.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

Page | 14

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2020 and 2019

(Tabular dollar amounts expressed in thousands, except per share amounts)

Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at our retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

The actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID-19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

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